Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                January 27, 2006

Kathleen Krebs, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Marine Growth Ventures, Inc.
            Registration Statement on Form SB-2
            File No. 333-128077
            Filed December 19, 2005

Dear Ms. Krebs:

      This firm represents Marine Growth Ventures, Inc. (the "Company") in the above-referenced matters. Enclosed for filing is the Company's amended Registration Statement on Form SB-2. Below please find our responses to your January 9, 2006 comment letter:

Prospectus Summary, page 1

Marine Growth Ventures, Inc., page 1

1. Please more clearly disclose the status of your current operations. We refer you to prior comment 3 from our September 2, 2005 comment letter. For example, please revise your opening statement that you are "engaged in various marine industry operations" to instead convey the following information:

      o Your current operations to date have consisted solely of ship management services and consulting fees from related parties;

      o You do not expect any revenues from these sources in the next year. In this regard, Sophlex Ship Management, lnc.'s sole customer's ship was destroyed by fire and you will earn no further ship management fees from this contract. In addition, you do not expect future consulting fees from related parties;

      o The other operations that you mention are planned operations in the development stage;

      o You currently have no sources of revenues or other funding to begin any of your planned operations.

      Similarly revise your disclosure about your prior and planned operations throughout the document.

      Response

      We have revised the opening statement of the registration statement in accordance with the Commissions comments.

Risk Factors, page 2

2. Please update the disclosure in your prospectus to the latest practicable date. For example, your risk factor, "We Have Only Limited Indications of Acceptability of Our Cruise Timeshare. . ." on page 4 speaks as of August 31, 2005.

      Response

      We have revised the registration statement to update the disclosure in the Company's prospectus to the latest practicable date.

Management's Discussion and Analysis, Page 7

Liquidity and Capital Resources, page 8

3. We note that you converted $224,000 of debt into almost 18 million shares of common stock in November 2004. Please disclose when you received the loan, whether the loan was from a related party, and how you used the proceeds from the loan.

      Response

      We have revised the registration statement to provide additional details regarding the $224,000 loan.

4. We also note that you used the proceeds from your private placement in 2005 to repay an outstanding debt obligation to Frank Crivello. Disclose the amount of the loan that you repaid and how you used the proceeds from the loan.

      Response

      We have revised the registration statement to disclose the amount of the loan that the Company repaid to Frank Crivello and to explain how the Company used the proceeds from the loan.

5. Provide detailed disclosure of how you plan to fund the purchase, refurbishing and operations of the cruise vessel. Currently, you simply list the amount of funds needed for each step, but do not disclose when or how you will obtain the funding. As requested in prior comment 23, discuss how management's business plans will change or be curtailed if the expected liquidity proves to be insufficient. Indicate the likelihood that the company will have access to sufficient funds to meet specifically identified obligations rather than merely stating that you "do not have sufficient cash reserves to meet all of [your] anticipated obligations for the next twelve months and there can be no assurance that [you] will ultimately close on the necessary financing."

      Response

      We have revised the registration statement to provide detailed disclosure regarding how the Company plans to fund the purchase, refurbishing and operations of the cruise vessel.


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

6. Furthermore, we note your statement that the owners of the cruise vessel "have agreed to a finance plan that meets our available funding." Please explain how you are able to pay a $1,000,000 down payment and payments of $200,000 per month for the first year.

      Response

      The Company was unable to secure the financing needed for the anticipated purchase of the proposed vessel and the ship was sold to another party. Accordingly, we have revised the registration statement to indicate that the Company is currently looking for an appropriate cruise vessel to purchase.

7. Please file your letter of intent or agreement to purchase the cruise vessel that you have identified Please also file any related contracts, such as the proposed financing plan.

      Response

      The Company had a letter of intent to purchase a cruise ship, however, the Company was unable to secure financing for this vessel in a timely manner and the ship was sold to another party. Currently the Company has no arrangement to purchase a vessel.

Results of Operations, page 9

8. We note your reference to "loan fee income" under your discussion of "Other Income (Expense)." Please explain how you generated loan fee income.

      Response

      We have revised the registration statement to explain how the Company generated loan fee income.

Crewing and Management Services, page 11

9. Please file your agreements with employment agencies as exhibits, or explain in your response letter why you do not believe that they are required to be filed under Item 601(b)(10) of Regulation S-B. If the agreements are oral, please disclose this fact and explain the risks of having only oral contracts with the employment agencies.

      Response

      The Company currently has only one agreement, with an agency in China, which has been filed as an exhibit to the registration statement. With respect to the other locations, the Company merely has relationships with various agencies it has worked with in the past.

Financial Services, page 13

10. Please discuss in MD&A the $2.0 million loan you received from one of your shareholders as well as the apparent loan you then made to the purchaser of a cruise vessel. Describe the terms of each loan, including the parties to the loans, and file each loan agreement as an exhibit. If these loans involve the loan to Royal Pacific that you describe in response to prior comment 57, explain how the loan was breached, how you attempted to foreclose on the mortgage of the vessel, whether it was this vessel that was destroyed by a fire and how you resolved the lawsuit.


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

      Response

      We have revised the registration statement to describe the terms of the loans and to clarify that the $2.0 million loan was to be funded over time and was never fully funded. In addition, the two relevant notes were filed as exhibits to the registrations statement.

11. In response to prior comments 42, 43 and 49, you stated that you were providing to us, on a supplemental basis, information that we requested. We have not received any supplemental information from you. Please tell us when you will be providing us with the information that we requested in prior comments 42, 43 and 49.

      Response

      The supplemental information has been enclosed herewith.

Our Strategy, page 14

12. Please prominently highlight that you do not have a signed agreement with Cruise Timeshare Two, Inc. and that, as a result, the terms of the tentative agreement that you describe may be changed. Remove any inference that you have a binding agreement. Disclose why you do not have a signed agreement and when you intend to enter into an agreement.

      Response

      We have revised the registration statement to highlight that the Company does not have a signed agreement with Cruise Timeshare Two, Inc. and that, as a result, the terms of the tentative agreement that are describe may be changed. Cruise Timeshare Two, Inc. has indicated to the Company that it will execute an agreement when its project is funded.

13. Explain what "profits" you intend to be split equally between you and Cruise Timeshare Two.

      Response

      We have revised the registration statement to clarify that the Company and Cruise Timeshare Two intend to split the profits obtained from the sale of timeshare units and use of unsold cabins.

Financial Statements December 31, 2004

14. Refer to your response to comment 66. Please provide the audited financial statements of Sophex for the periods required by item 310(c) of Regulation S-B Rule 3l0(c)(3)(u) of Regulation S-B does not require a separate audited balance sheet since the acquisition occurred prior to your latest audited balance sheet date of December 31, 2004. However, you are still required to provide all other financial statements for the business acquired.

      Response

      In accordance with discussion with the Staff regarding this request, the Company is filing with the Commission a request for a waiver of the requirement to provide the audited financial statements of Sophlex.


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

Financial Statements-September 30, 2005

15. We note on page F-21 that one customer accounted for your total revenue for the interim period ended September 30, 2005. We also note that you have an accounts receivable balance of $37,272 as of September 30, 2005. Please revise the notes to include an accounting policy for accounts receivable, including your policy for determining your allowance for doubtful accounts. Expand MD&A to discuss the status of the receivable with this customer and revise Note 10 on page F-22 accordingly.

      Response

      We have revised the notes to the financial statements in the registration statement to include an accounting policy for accounts receivable and have revised the MD&A to discuss the status of the receivable with this customer.

16. Refer to Note 10 on page F-2l. We note that you are assisting your customer in their insurance claims. Please expand the disclosure to clarify whether the collection of your receivable with this customer is contingent on receiving insurance claims. If your analysis of the collectibility of your receivable with the customer `is contingent on the customer receiving insurance proceeds, please revise the financial statements to provide for an allowance for doubtful accounts, as the contingent gain to your customer should not be reflected in your financial statements until the contingency is resolved See paragraph 17 of FAS 5 for guidance on accounting for gain contingencies

      Response

      We have revised the notes to the financial statements to clarify that the collection of the Company's receivable with this customer is not contingent on receiving insurance claims.

17. Effective December 1, 2005, Item 512 of Regulation S-B was amended to include additional undertakings required in registration statements filed under the Securities Act of 1933 The additions to Item 512, if applicable, must be included in any pre-effective amendment to a registration statement filed on or after December 1, 2005 See Question and Answer 3, included m the Division of Corporation Finance's "Securities Offering Reform Transaction Questions and Answers," available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Please revise to include those additional undertakings that are applicable to your company.

      Response

      We have revised the registration statement to include additional undertakings that are applicable to the Company.

                                       ***

      Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                                Sincerely,


                                                /s/Yoel Goldfeder

                                                Yoel Goldfeder


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